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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                              LYNTON GROUP, INC.
                               (Name of Issuer)

                    Common Stock, par value $.30 per share
                        (Title of Class of Securities)

                                   55175500
                                (CUSIP Number)

                             David L. Katsky, Esq.
                       Esanu Katsky Korins & Siger, LLP
                               605 Third Avenue
                           New York, New York 10158
                                (212) 953-6000
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                              September 17, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)


                               Page 1 of 5 Pages

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CUSIP No.  55175500                 SCHEDULE 13D

-----------------------------------------------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            Paul R. Dupee, Jr.
-----------------------------------------------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                              (a)  |_|
                                                                                                              (b)  |_|

-----------------------------------------------------------------------------------------------------------------------
 3          SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------
 4          SOURCE OF FUNDS

            PF
-----------------------------------------------------------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 |_|


-----------------------------------------------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------------------------------------------------
                          7     SOLE VOTING POWER
      NUMBER OF
       SHARES                   118,666                                                                           5.7%
    BENEFICIALLY   ----------------------------------------------------------------------------------------------------
      OWNED BY            8     SHARED VOTING POWER
        EACH
      REPORTING                 -0-                                                                                 0%
       PERSON      ----------------------------------------------------------------------------------------------------
        WITH              9     SOLE DISPOSITIVE POWER

                                118,666                                                                           5.7%
                   ----------------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-                                                                                 0%
-----------------------------------------------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            118,666
-----------------------------------------------------------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN SHARES  |_|

-----------------------------------------------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.7%
-----------------------------------------------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON
            IN
=======================================================================================================================



                               Page 2 of 5 Pages

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Item 1.  Security and Issuer.

         This statement on Schedule 13D ("Schedule") relates to shares of Common Stock, $.30 par value per share (the "Common Stock"), of Lynton Group, Inc., a Delaware corporation (the "Issuer"), and to 10% Senior Subordinated Convertible Debentures due December 31, 1998 (the "Debentures") of the Issuer. The principal executive office of the Issuer is located at 9 Airport Road, Morristown Municipal Airport, Morristown, New Jersey 07960.

Item 2.  Identity and Background.

         The Schedule is being filed by:

         1.       (a)      Paul R. Dupee, Jr. (the "Reporting Person")

                  (b)      10 Wilton Row, London SW1X 7NR, England

                  (c) The principal business of the Reporting Person is acting as a private investor.

                  (d) During the past five years the Reporting Person has not been convicted in a criminal proceeding.

                  (e) During the past five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Person obtained the funds for the purchase of the Debentures from personal funds. The amount of funds used by the Reporting Person on September 17, 1996 (the "Reporting Date") to purchase Debentures, in the principal amount of $225,000 and convertible into 60,000 shares of Common Stock, was $67,500. Pursuant to the terms of the Debentures, the Reporting Person may convert the outstanding principal of each Debenture into shares of Common Stock at a conversion rate of $3.75 per share of Common Stock (as adjusted from the original conversion rate of $.625 per share to reflect a one-for-six reverse stock split effected in June, 1994).





                               Page 3 of 5 Pages

Item 4.  Purpose of Transaction.

                  The Reporting Person acquired the Debenture for purposes of investment.

                  The Reporting Person does not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) On the Reporting Date, the Reporting Person purchased Debentures in the principal amount of $225,000, which were convertible into 60,000 shares of Common Stock, at a conversion price of $3.75 per share. Accordingly, as of the Reporting Date, the Reporting Person beneficially owned an aggregate of 118,666 shares of Common Stock, consisting solely of shares issuable upon the conversion of Debentures in the aggregate principal amount of $445,000, representing approximately 5.7% of the outstanding shares of Common Stock (based on 1,962,177 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended June 30, 1996.) The foregoing includes 58,666 shares of Common Stock, issuable upon conversion of Debentures in the principal amount of $220,000, acquired by the Reporting Person prior to the Reporting Date.

         (b) The Reporting Person has sole power to vote and to dispose of 118,666 shares of Common Stock (consisting solely of shares issuable upon the conversion of the Debentures), representing approximately 5.7% of the outstanding shares of Common Stock (calculated in the manner set forth above).

         (c) The Reporting Person did not effect any transactions in the Debentures or shares of Common Stock of the Issuer during the 60 days preceding the Reporting Date.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to Be Filed as Exhibits.

         None.


                               Page 4 of 5 Pages

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                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                                  s/Paul R. Dupee, Jr.
                                                  --------------------------
Dated: February 24, 1998                                Paul R. Dupee, Jr.


                               Page 5 of 5 Pages